UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15046482

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-22522

SEC Mail Processing Section RECEIVED FEB 2 7 2015 Washington DC 201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cowen and Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James R. Simmons 646-562-1803
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *of individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James Simmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cowen and Company, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

CATERINA MELCHIONNA
NOTARY PUBLIC, State of New York
No. 01ME6021196
Qualified in New York County
Commission Expires 09/06/17

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity and Comprehensive Loss.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Under Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cowen and Company, LLC
Index
December 31, 2014

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-15

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Cowen and Company, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Cowen and Company, LLC (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2015

Cowen and Company, LLC
Statement of Financial Condition
December 31, 2014

(in thousands)

Assets		
Cash and cash equivalents	$	37,536
Securities owned, at fair value		26,582
Receivable on derivative contracts, at fair value		5,298
Receivable from brokers, dealers and clearing brokers		40,384
Corporate finance and syndicate receivables		29,556
Deposits with clearing brokers		600
Deferred income taxes receivable from Parent		90,055
Other assets		1,023
Total assets	$	231,034
Liabilities and Member's Capital		
Liabilities		
Securities sold, not yet purchased, at fair value	$	27,645
Payable for derivative contracts, at fair value		2,030
Payable to brokers and dealers		4,179
Due to related party		21,840
Accounts payable, accrued expenses and other liabilities		4,303
Total liabilities		59,997
Commitments and guarantees (Note 9)		
Member's equity		171,037
Total liabilities and member's equity	$	231,034

The accompanying notes are an integral part of this financial statement.

1. Organization and Basis of Presentation

Cowen and Company, LLC (the "Company" or "Cowen"), a Delaware single member limited liability corporation, is a registered broker-dealer and Financial Industry Regulatory Authority ("FINRA") member firm. The Company is a wholly owned subsidiary of Cowen Holdings, Inc. ("CHI") which is an indirectly owned subsidiary of Cowen Group, Inc. ("CGI" or "Parent"). The Company is a full-service investment banking and securities brokerage firm focused on the emerging growth sectors of healthcare, technology, energy, metal & mining, consumer, aerospace & defense, transportation, REITs, chemicals & agriculture and media & communications. The Company focuses its investment banking efforts on small to mid-capitalization public companies as well as private companies.

The Company clears its securities transactions on a fully disclosed basis and does not carry customer funds or securities. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the NYSE and other principal exchanges.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of this financial statement in conformity with GAAP requires the management of the Company to make estimates and assumptions that affect the fair value of securities and other investments, the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash held on deposit and highly liquid investments with original maturities of three months or less at the date of purchase. Cash is primarily concentrated in one financial institution.

Fair Value Measurements

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3 Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The Company hold securities received as part of its investment banking transactions. The fair value of these securities is generally estimated based on proprietary models developed by the Company, which include discounted cash flow analysis, public market comparables, and other techniques and may be based, at least in part, on independently sourced market information. The material estimates and assumptions used in these models include the timing and expected amount of cash flows, the appropriateness of discount rates used, and, in some cases, the ability to execute, timing of, and estimated proceeds from expected financings. Significant judgment and estimation goes into the selection of an appropriate valuation methodology as well as the assumptions used in these models, and the timing and actual values realized with respect to the securities could be materially different from values derived based on the use of those estimates. The valuation methodologies applied impact the reported value of the Company's securities in the financial statements. Certain of the Company's securities are relatively illiquid or thinly traded and may not be immediately liquidated on demand if needed. Fair values assigned to these securities may differ significantly from the fair values that would have been used had a ready market for the securities existed and such differences could be material.

The Company primarily uses the "market approach" to value its financial instruments measured at fair value. In determining an instrument's level within the hierarchy, the Company categorizes the Company's financial instruments into two categories: securities and derivative contracts. To the extent applicable, each of these categories can further be divided between those held long or sold short.

Securities
Securities with values based on quoted market prices in active markets for identical assets are classified within level 1 of the fair value hierarchy. These securities include active listed equities, ETF's and listed warrants. The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Certain positions for which trading activity may not be readily visible, consisting primarily of corporate debt and restricted equities are stated at fair value and classified within level 2 of the fair value hierarchy. The estimated fair values assigned by management are determined in good faith and are based on available information considering, trading activity, broker quotes, quotations provided by published pricing services, counterparties and other market participants, and pricing models using quoted inputs, and do not necessarily represent the amounts which might ultimately be realized. As level 2 investments include positions that are not always traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability.

Derivative contracts
Derivative contracts such as options can be exchange-traded or privately negotiated over-the-counter ("OTC"). Exchange-traded derivatives are typically classified within level 1 or level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded. OTC derivatives which have inputs which can generally be corroborated by market data are therefore classified within level 2. OTC derivatives where market data is not readily available or observable are classified as level 3.

Corporate Finance and Syndicate Receivables
Corporate finance and syndicate receivables, include receivables relating to the Company's investment banking and advisory engagements net of allowance. The Company records an allowance for doubtful accounts on these receivables on a specific identification basis. The future collectability of the receivables is reviewed on a monthly basis based on the following factors: aging (usually if outstanding greater than 90 days), known financial stability of the paying company as well as any other factors that might impact the collection of the outstanding fees.

Contingencies
In accordance with GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither accrual nor disclosure is required for losses that are deemed remote.

Income Taxes
The Company is a single member limited liability company that is disregarded for income tax purposes. The Company is included in the consolidated federal and combined state and local tax returns filed by CGI. The Company has an informal tax sharing arrangement with CGI whereby Cowen records any tax liability or benefit as a deemed contribution or distribution, respectively, which is recorded as an adjustment to the Company's additional paid-in capital by the Member. The income tax expense or benefit is computed on a benefit-for-loss basis by a member of a consolidated group. Under this method, tax attributes and deferred tax items, such as net operating losses, are treated as realized by Cowen to the extent utilized in CGI's consolidated tax return. Cowen considers expected sources of taxable income of the consolidated tax group when evaluating the realizability of its deferred tax assets. Deferred tax assets the Company deems as more likely than not to be realized in the future, and thus against which no valuation allowance has been established, are recorded as a receivable from CGI in accordance with the Company's informal tax sharing arrangement with CGI.

The Company accounts for income taxes in accordance with ASC 740 which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by

the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Please refer to Note 8, "Income Taxes" for additional information and disclosures.

Share-Based Compensation
Share-based awards relate to the Company's allocated equity grants under CGI's equity and incentive compensation plans. See Note 4, "401(k) Savings Plan, Forgivable Loans, and Share-Based Compensation" for a description of these awards.

Recently Issued Accounting Pronouncements
In April 2014, the FASB issued a new pronouncement regarding Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The guidance changes the criteria for disposals to qualify as discontinued operations and requires new disclosures about disposals of both discontinued operations and certain other disposals that do not meet the new definition. The guidance is effective beginning in the first quarter of 2015. The Company does not expect the guidance to have a significant impact on the Company's financial condition.

In May 2014, the FASB issued guidance which amends and supersedes the revenue recognition requirements and most industry-specific guidance and creates a single source of revenue guidance. The new guidance outlines the principles an entity must apply to measure and recognize revenue and related cash flows. The guidance also provides a model for the measurement and recognition of gains and losses on the sale of certain non-financial assets. The guidance is effective for reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact of this guidance on the Company's financial condition.

In August 2014, the FASB issued guidance which requires all entities to perform an interim and annual assessment of their ability to continue as a going concern for one year from the date of issuance of the financial statements. The guidance also requires disclosures if there is "substantial doubt" of the entity's ability to continue as a going concern. The guidance is effective for reporting periods beginning after December 31, 2016. The Company does not expect this guidance to have a material impact on the Company's financial condition.

In November 2014, the FASB issued a new pronouncement regarding Pushdown Accounting. The new guidance provides an acquired company the option to apply pushdown accounting in their separate financial statements. An acquired entity may elect the option to apply pushdown accounting as a change in accounting principal in the reporting period in which the change in control event occurs and use the new basis to measure its assets, liabilities and equity. The guidance is effective upon issuance and will not have any impact on the Company's financial condition. The Company will consider this guidance for its future acquisition related activities.

3. Transactions With Related Parties

The Company entered into a service level agreement with an affiliate Cowen Services Company, LLC ("CSC") in which the employment of all the Company's employees was assigned and transferred to CSC. Under this agreement, CSC is responsible for the compensation related payments to these employees for their performance of services provided to the Company, and the Company records the related amounts payable to CSC in due to related party in the statement of financial condition. CSC also agreed to provide certain administrative, support services and other assistance to the Company. All direct and indirect expenses are paid by CSC through an expense sharing agreement based on time, service or usage. At December 31, 2014, the Company has a $21.8 million payable to CSC which is included in due to related party in the statement of financial condition.

At December 31, 2014, the Company has a payable to ATM USA, LLC, an affiliate of $0.2 million which is included in payable to brokers and dealers in the statement of financial condition.

4. 401(k) Savings Plan, Forgivable Loans, and Share-Based Compensation

401(k) Savings Plan
The Company participates in a 401(k) defined contribution retirement savings plan sponsored by CGI. Employees are entitled to participate based upon certain eligibility requirements and contribution limitations.

Forgivable Loans
A portion of compensation paid to certain employees is made in the form of forgivable loans. These forgivable loans provide for a cash payment up-front to employees, with the amount due back to the Company forgiven over a vesting period. An employee that voluntarily ceases employment, or is terminated with cause, is generally required to pay back to the Company any unvested forgivable loans granted to them. The forgivable loans are recorded as an asset to the Company on the date of grant and payment. The vesting period on forgivable loans is generally one to three years.

Share-Based Compensation
The Company's employees participate in CGI's various stock incentive plans (the "Plans"). The Plans permit the grant of options, restricted shares, restricted stock units and other equity based awards to its employees, consultants and directors for up to 17,725,000 shares of common stock. Stock options granted generally vest over two to five year periods and expire seven years from the date of grant. During the year end December 31, 2014, the Company did not grant options. Restricted shares and restricted share units issued generally vest over two to five year periods.

The Company accounts for its share-based awards as payment for employee services in accordance with GAAP and values such awards based on fair value methods at the grant date. The Company estimates forfeiture for equity-based awards that are not expected to vest.

Restricted Shares and Restricted Stock Units Granted to Employees
The following table summarizes the Company's nonvested restricted shares and restricted stock units activity for the twelve months ended December 31, 2014:

	Nonvested Restricted Shares and Stock Units	Weighted-Average Grant-Date Fair Value
Balances at beginning of year	9,323,102	$ 4.28
Granted	7,647,810	3.81
Vested	(2,831,825)	3.18
Forfeited	(1,100,646)	3.26
Balances at end of year	13,038,441	$ 4.33

The fair value of restricted shares and restricted stock units is determined based on the number of shares or units granted and the quoted price of CGI's common stock on the date of grant.

5. Financial Instruments, at Fair Value

Securities owned and securities sold, not yet purchased, at fair value, consist of the following at December 31, 2014:

(in thousands)	Owned	Sold, Not Yet Purchased
Corporate bonds	$ —	$ 59
Equity securities	26,058	27,586
Warrants	515	—
Municipal bonds	9	—
Total inventory	$ 26,582	$ 27,645

Securities owned, at fair value are held by the Company and are considered held for trading. Securities sold, not yet purchased, at fair value, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the financial statement. However, these transactions result in off-balance sheet risk, as the Company's ultimate cost to satisfy the delivery of securities sold, not yet purchased, at fair value may exceed the amount reflected in the statement of financial condition. Substantially all equity securities are pledged to the clearing broker under terms which permit the clearing broker to sell or re-pledge the securities to others subject to certain limitations

The following table presents the assets and liabilities that are measured at fair value on a recurring basis on the statement of financial condition by caption and by level within the valuation hierarchy as of December 31, 2014:

(in thousands)	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Municipal bonds	$ 9	$ —	$ —	$ 9
Equity securities	22,438	3,427	193	26,058
Warrants	2	—	513	515
	$ 22,449	$ 3,427	$ 706	$ 26,582
Receivable on derivative contracts, at fair value				
Options	5,298	—	—	5,298
	$ 5,298	$ —	$ —	$ 5,298
Securities sold, not yet purchased, at fair value				
Corporate bonds	$ —	$ 59	$ —	$ 59
Equity securities	27,586	—	—	27,586
	$ 27,586	$ 59	$ —	$ 27,645
Payable for derivative contracts, at fair value				
Options	2,030	—	—	2,030
	$ 2,030	$ —	$ —	$ 2,030

The following table presents a rollforward of the amounts for the year ended December 31, 2014, for financial instruments classified within level 3. The classification of a financial instrument within level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement.

(in thousands)	Warrants	Equities	Total
Assets			
Beginning balance	$ 1,519	$ 67	$ 1,586
Transfers in/(transfers out)	(1,288)	—	(1,288)
Realized and unrealized gains/(losses)	282	126	408
Purchases/(sales)	—	—	—
	$ 513	$ 193	$ 706

The Company recognizes all transfers and the related unrealized gain (loss) at the beginning of the reporting period. Transfers between level 1 and 2 generally relate to whether the principal market for the security becomes active or inactive. Transfers between level 2 and 3 generally relate to whether significant relevant observable inputs are available for the fair value measurements or due to change in liquidity restrictions for the investments. During the year ended December 31, 2014,

there was a transfer between level 3 and level 1 assets as level 3 warrants were converted into level 1 equities.

The following table includes quantitative information as of December 31, 2014 for financial instruments classified within level 3. The table below quantifies information about the significant unobservable inputs used in the fair value measurement of the Company's level 3 financial instruments.

(in thousands)

	Fair Value		Valuation techniques	Unobservable Inputs	Range (weighted average)
Equities	$	193	Market multiples	Market multiples and multiple discount	1x to 1.5x, 30%
Warrants	$	513	Model based	Volatility	20% to 60% (weighted average 49%)
	$	706			

The Company has established valuation policies and procedures and an internal control infrastructure over its fair value measurement of financial instruments which includes ongoing oversight by the valuation committee as well as periodic reviews performed by the Company's internal audit group. The valuation committee is comprised of senior management, including noninvestment professionals, who are responsible for overseeing and monitoring the pricing of the Company's investments, including the review of the results of the independent price verification process, approval of new trading asset classes and use of applicable pricing models and approaches.

The GAAP fair value leveling hierarchy is designated and monitored on an ongoing basis. In determining the designation, the Company takes into consideration a number of factors including the observability of inputs, liquidity of the investment and the significance of a particular input to the fair value measurement. Designations, models, pricing vendors, third party valuation providers and inputs used to derive fair market value are subject to review by the valuation committee and the internal audit group. The Company reviews its valuation policy guidelines on an ongoing basis and may adjust them in light of, improved valuation metrics and models, the availability of reliable inputs and information, and prevailing market conditions. The Company reviews a daily profit and loss report, as well as other periodic reports, and analyzes material changes from period-to-period in the valuation of its investments as part of its control procedures. The Company also performs back testing on a regular basis by comparing prices observed in executed transactions to previous valuations.

The fair market value for Level 3 securities may be highly sensitive to the use of industry standard models, unobservable inputs and subjective assumptions. The degree of fair market value sensitivity is also contingent upon the subjective weight given to specific inputs and valuation metrics. Generally, changes in the weights ascribed to the various valuation metrics and the significant unobservable inputs in isolation may result in significantly lower or higher fair value measurements. Volatility levels for warrants and options are not readily observable and subject to interpretation. The interrelationship between unobservable inputs may vary significantly amongst Level 3 securities as they are generally highly idiosyncratic. Significant increases (decreases) in any of those inputs in isolation can result in a significantly lower (higher) fair value measurement.

The Company's derivatives trading activities exposes the Company to certain risks, such as price and interest rate fluctuations, volatility risk, credit risk, counterparty risk and changes in the liquidity

of markets. At December 31, 2014, the Company held 26,230 option contracts and had a receivable of $5.3 million which is included in receivable from derivative contracts, at fair value in the statement of financial conditions. At December 31, 2014, the Company sold 11,555 option contracts and had a payable of $2.0 million which is included in payable for derivative contracts, at fair value in the statement of financial condition..

The following table present the gross and net derivative positions and the related offsetting amount as of December 31, 2014.

				Gross amounts not offset in the Statement of Financial Condition		
(in thousands)	Gross amounts recognized	Gross amounts offset on the Statement of Financial Condition (a)	Net amounts included on the Statement of Financial Condition	Financial instruments	Collateral pledged (b)	Net amounts
Receivable on derivative contracts, at fair value	$ 5,298	$ —	$ 5,298	$ —	$ —	$ 5,298
Payable for derivative contracts, at fair value	2,030	—	2,030	—	—	2,030

(a) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.

(b) Includes the amount of collateral held or posted.

6. Receivable From and Payable to Brokers, Dealers and Clearing Brokers

Receivable from and payable to brokers, dealers and clearing brokers generally include proceeds from securities sold short including commissions and fees related to securities transactions, net receivables and payables for unsettled transactions. Receivables related to commissions, which are reported in receivable from brokers, dealers, and clearing brokers in the statement of financial condition, are reported net of an allowance for doubtful debts which was an immaterial amount. An allowance for doubtful debts is taken on any commissions aged over 180 days. Proceeds related to securities sold, not yet purchased, may be restricted until the securities are purchased.

Amounts receivable from and payable to brokers, dealers and clearing brokers at December 31, 2014, consist of the following:

(in thousands)	Receivable	Payable
Clearing brokers	$ 37,229	$ —
Fees and commissions	3,155	4,179
	$ 40,384	$ 4,179

7. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is $1.0 million. The Company is not permitted to withdraw equity if certain minimum net capital requirements are not met. As of December 31, 2014, the Company had net capital of approximately $42.9 million, which was approximately $41.9 million in excess of its minimum net capital requirement.

Since the Company claims an exemption under Rule 15c3-3(k)(2)(ii), the Company is not required to calculate a reserve requirement and segregate funds for the benefit of customers since it clears its securities transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker dealer which carries the accounts, and maintains and preserves such books and records pertaining to them pursuant to Rules 17a-3 and 17a-4.

Proprietary balances held at the clearing broker or proprietary accounts of introducing brokers ("PAIB assets"), are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

8. Income Taxes

The taxable results of the Company's operations are included in the results of the tax returns of CGI, with whom the Company has an informal tax sharing arrangement. The income tax expense or benefit is computed on a benefit-for-loss basis. Pursuant to this arrangement, the Company does not receive a benefit for the losses until they are utilized on a consolidated basis.

As of December 31, 2014, the Company had no income taxes payable or receivable.

For the year ended December 31, 2014, the effective tax rate of 2053.28% differs from the statutory rate of 35% primarily due to the release of valuation allowance, sharing of net operating loss of other consolidated members, deferred compensations and other nondeductible expenses.

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The components of the Company's deferred tax assets and liabilities as of December 31, 2014 are as follows:

(in thousands)		
Deferred tax assets, net		
Net operating loss	$	29,081
Compensation and employee benefits		46,446
Goodwill		9,020
Depreciation		4,524
Other		1,053
Total deferred tax assets		90,124
Valuation allowance		—
Deferred tax assets, net of valuation allowance		90,124
Deferred tax liabilities		
Other		(69)
Total deferred tax liabilities		(69)
Deferred tax assets, net of deferred tax liabiltities	$	90,055

Deferred tax assets, net of deferred tax liabilities, are reported in the statement of financial condition. The Company recorded deferred tax assets of $90.1 million and deferred tax liabilities of $0.1 million at December 31, 2014.

The Company's ultimate parent company, CGI, is subject to examination by the United States Internal Revenue Service and state and local tax authorities where the Company has significant operations, such as New York, for all tax years since 2009. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. Currently, the Company or its consolidated or combined tax groups are not undergoing any examination by taxing authority for any open tax years and the Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. As such, the Company does not have any uncertain tax positions recorded for the year ended December 31, 2014.

9. Commitments and Guarantees

Litigation

In the ordinary course of business, the Company and its affiliates and subsidiaries and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as the Company and related parties) are named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and related parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state and foreign securities, and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

The Company has evaluated all adverse litigation claims and based on the information currently available, the Company has not established any reserves for such claims, since in the opinion of Management, the likelihood of liability is not probable nor reasonably estimable. In addition, most of the various claims against the Company are in early stages of discovery or claimants seek indeterminate damages. Therefore, the Company cannot reasonably determine the possible outcome, the timing of ultimate resolution or estimate a range of possible loss, or impact related to each currently pending matter.

On May 28, 2014, Energy Intelligence Group, Inc. and Energy Intelligence Group UK (collectively, "EIG") filed a lawsuit against Cowen and Company, LLC in the United States Court for the Southern District of New York (Energy Intelligence Group, Inc. and Energy Intelligence Group UK v. Cowen and Company, LLC, No. 14-CV-3789). The complaint alleges copyright infringement based

on alleged impermissible distribution of EIG's publication, Oil Daily, by Cowen and Company, LLC, and Dahlman Rose & Company, LLC, as Cowen's alleged predecessor-in-interest. EIG is seeking statutory damages based on alleged willful infringement of their copyrights. The Company believes it has substantial defenses to the claims asserted and intends to vigorously defend itself against this lawsuit if a satisfactory settlement is not ultimately approved. On July 22, 2014, the action was referred to a federal magistrate judge for the purpose of settlement, staying Cowen's time to answer until the parties have completed settlement discussions. On September 18, 2014, the parties attended a mediation before the federal magistrate judge. The case is in its preliminary stages so the Company cannot predict the outcome. The Company does not currently expect this case to have a material effect on its financial condition.

Long-Term Commitments
The Company entered into agreements with certain information technology and clearing services providers including Fidessa Group PLC, Bloomberg LP, Thomson Financial, Automated Securities Clearance LLC and National Financial Services LLC. As of December 31, 2014, the Company's annual minimum guaranteed payments under these agreements are as follows:

(in thousands)		
2015	$	6,554
2016		4,896
2017		2,869
2018		2,577
	$	16,896

10. Off-Balance-Sheet Arrangements, Market Risks and Credit Risks

The Company does not have material off-balance sheet arrangements as of December 31, 2014. However, through indemnification provisions in its clearing agreement, customer activities may expose the Company to off-balance-sheet credit risk. Pursuant to the clearing agreement, the Company is required to reimburse its clearing brokers, without limit, for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

The Company are members of various securities exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the exchange, all other members would be required to meet the shortfall. The Company's liability under these arrangements is not quantifiable. Accordingly, no contingent liability is carried in the statement of financial condition for these arrangements.

Market risk represents the risk of loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market risk may be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. The Company's exposure to market risk is primarily related to the fluctuation in the fair values of securities owned and sold, but not yet purchased and its role as a financial intermediary in customer trading and market making. Market risk is inherent in financial instruments and risks arise in options, warrants and derivative contracts from changes in the fair values of their underlying financial instruments. Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. The Company trade in

equity securities as an active participant in both listed and over the counter markets. The Company typically maintain securities in inventory to facilitate its market making activities and customer order flow. The Company may use a variety of risk management techniques and hedging strategies in the ordinary course of its trading business to manage its exposures. In connection with the Company's trading business, management also reviews reports appropriate to the risk profile of specific trading activities. Typically, market conditions are evaluated and transaction details and securities positions are reviewed. These activities are intended to ensure that the Company's trading strategies are conducted within acceptable risk tolerance parameters, particularly when it commits its own capital to facilitate client trading. Activities include price verification procedures, position reconciliations and reviews of transaction booking. The Company believes that these procedures, which stress timely communications between traders, trading management and senior management, are important elements of the risk management process.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. Accordingly, at December 31, 2014, the Company had recorded no liability.

Credit risk is the potential loss the Company may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time.

In the normal course of business, the Company's activities may include trade execution for its clients. These activities may expose the Company to risk arising from price volatility which can reduce clients' ability to meet their obligations. To the extent investors are unable to meet their commitments to the Company, it may be required to purchase or sell financial instruments at prevailing market prices to fulfill clients' obligations. In accordance with industry practice, client trades are settled generally three business days after trade date. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

11. Subsequent Events

The Company has evaluated events through February 25, 2015 and has determined that there were no additional subsequent events requiring adjustment or disclosure to the financial statement.